UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	28 November 2024 - Holding(s) in Company

99.1

28 November 2024

HALEON PLC
("Haleon" or "the Company")

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB00BMX86B70

Issuer Name
HALEON PLC

UK or Non-UK Issuer
UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name
BlackRock, Inc.

City of registered office (if applicable)
Wilmington

Country of registered office (if applicable)
USA

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

27-Nov-2024

6. Date on which Issuer notified

28-Nov-2024

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	5.000000	0.210000	5.210000	472916004
Position of previous notification (if applicable)	4.990000	0.220000	5.210000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BMX86B70		452973665		5.000000
Sub Total 8.A	452973665		5.000000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Securities Lending			13929223	0.150000
American Depository Receipt			5992556	0.060000
Sub Total 8.B1			19921779	0.210000%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
CFD			Cash	20560	0.000000
Sub Total 8.B2				20560	0.000000%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc. (Chain 1)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 1)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 1)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 1)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 1)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 1)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 1)	BlackRock HK Holdco Limited
BlackRock, Inc. (Chain 1)	BlackRock Lux Finco S.a.r.l.
BlackRock, Inc. (Chain 1)	BlackRock Japan Holdings GK
BlackRock, Inc. (Chain 1)	BlackRock Japan Co., Ltd.
BlackRock, Inc. (Chain 2)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 2)	Trident Merger, LLC
BlackRock, Inc. (Chain 2)	BlackRock Investment Management, LLC
BlackRock, Inc. (Chain 3)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 3)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 3)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 3)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 3)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 3)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 3)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 3)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 3)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 3)	BlackRock Group Limited
BlackRock, Inc. (Chain 3)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 3)	BlackRock Investment Management (UK) Limited
BlackRock, Inc. (Chain 4)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 4)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 4)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 4)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 4)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 4)	BlackRock Australia Holdco Pty. Ltd.
BlackRock, Inc. (Chain 4)	BlackRock Investment Management (Australia) Limited
BlackRock, Inc. (Chain 5)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 5)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 5)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 5)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 5)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 5)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 5)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 5)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 5)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 5)	BlackRock Group Limited
BlackRock, Inc. (Chain 5)	BlackRock International Limited
BlackRock, Inc. (Chain 6)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 6)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 6)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 6)	BlackRock Holdco 4, LLC
BlackRock, Inc. (Chain 6)	BlackRock Holdco 6, LLC
BlackRock, Inc. (Chain 6)	BlackRock Delaware Holdings Inc.
BlackRock, Inc. (Chain 6)	BlackRock Institutional Trust Company, National Association
BlackRock, Inc. (Chain 7)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 7)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 7)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 7)	BlackRock Holdco 4, LLC
BlackRock, Inc. (Chain 7)	BlackRock Holdco 6, LLC
BlackRock, Inc. (Chain 7)	BlackRock Delaware Holdings Inc.
BlackRock, Inc. (Chain 7)	BlackRock Fund Advisors
BlackRock, Inc. (Chain 8)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 8)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 8)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 9)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 9)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 9)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 9)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 9)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 9)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 9)	BlackRock HK Holdco Limited
BlackRock, Inc. (Chain 9)	BlackRock Asset Management North Asia Limited
BlackRock, Inc. (Chain 10)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 10)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 10)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 10)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 10)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 10)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 10)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 10)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 10)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 10)	BlackRock Group Limited
BlackRock, Inc. (Chain 10)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 10)	BlackRock (Netherlands) B.V.
BlackRock, Inc. (Chain 10)	BlackRock Asset Management Deutschland AG
BlackRock, Inc. (Chain 11)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 11)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 11)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 11)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 11)	BlackRock Canada Holdings ULC
BlackRock, Inc. (Chain 11)	BlackRock Asset Management Canada Limited
BlackRock, Inc. (Chain 12)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 12)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 12)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 12)	BlackRock Capital Holdings, Inc.
BlackRock, Inc. (Chain 12)	BlackRock Advisors, LLC
BlackRock, Inc. (Chain 13)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 13)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 13)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 13)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 13)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 13)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 13)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 13)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 13)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 13)	BlackRock Group Limited
BlackRock, Inc. (Chain 13)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 13)	BlackRock Advisors (UK) Limited
BlackRock, Inc. (Chain 14)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 14)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 14)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 14)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 14)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 14)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 14)	BlackRock (Singapore) Limited
BlackRock, Inc. (Chain 15)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 15)	Trident Merger, LLC
BlackRock, Inc. (Chain 15)	BlackRock Investment Management, LLC
BlackRock, Inc. (Chain 15)	Amethyst Intermediate, LLC
BlackRock, Inc. (Chain 15)	Aperio Holdings, LLC
BlackRock, Inc. (Chain 15)	Aperio Group, LLC
10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

BlackRock Regulatory Threshold Reporting Team Jana Blumenstein 020 7743 3650

12. Date of Completion

28th November 2024

13. Place Of Completion

12 Throgmorton Avenue, London, EC2N 2DL, U.K.

Amanda Mellor, Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: November 28, 2024	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary